SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1


                             GREENBRIAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   393648-10-0
                       -----------------------------------
                                 (CUSIP Number)


                        Lone Star Opportunity Fund, L.P.
                       600 North Pearl Street, Suite 1550
                               Dallas, Texas 75201
                              Attention: Sam Hines
                                 (214) 754-8300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  with copy to:
                                    J.D. Dell
                        Lone Star Opportunity Fund, L.P.
                       600 North Pearl Street, Suite 1550
                               Dallas, Texas 75201
                                 (214) 754-8300


                                  April 6, 2000
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


---------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Page 1 of 20 Pages)


DA1:\212955\06\4KBF06!.DOC\53338.0005

CUSIP NO. 393648-10-0

-----------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                LSOF Pooled Equity, L.P.
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)                                                     [ ]
           (b)                                                     [ ]
-----------------------------------------------------------------------------
3          SEC USE ONLY



-----------------------------------------------------------------------------

4          SOURCE OF FUNDS

           WC
-----------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   [ ]
-----------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-----------------------------------------------------------------------------

                                 7         SOLE VOTING POWER

           NUMBER OF
                                           1,105,656*
             SHARES              -----------------------------------------

                                 8         SHARED VOTING POWER
         BENEFICIALLY

           OWNED BY
                                 -----------------------------------------
             EACH                9         SOLE DISPOSITIVE POWER

           REPORTING
                                           1,105,656*
            PERSON               -----------------------------------------

             WITH                10        SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,105,656*



                              (Page 2 of 20 Pages)

-----------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           (See Instructions)
                                                                 [ ]
-----------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.1%
-----------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

                     PN
-----------------------------------------------------------------------------

*Beneficial ownership amounts disclosed herein assume conversion of shares of Series F Senior Convertible Preferred Stock and Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation ("Greenbriar") into shares of common stock of Greenbriar.













                              (Page 3 of 20 Pages)

CUSIP NO. 393648-10-0

-----------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                LSOF GenPar, Inc.
----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)                                                   [ ]
           (b)                                                   [ ]
-----------------------------------------------------------------------------
3          SEC USE ONLY


-----------------------------------------------------------------------------

4          SOURCE OF FUNDS

           AF
-----------------------------------------------------------------------------

5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                [ ]
-----------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-----------------------------------------------------------------------------

                                 7         SOLE VOTING POWER

           NUMBER OF
                                           1,105,656*
             SHARES              -----------------------------------------

                                 8         SHARED VOTING POWER
          BENEFICIALLY

           OWNED BY
                                 -----------------------------------------
             EACH                9         SOLE DISPOSITIVE POWER

           REPORTING
                                           1,105,656*
            PERSON               -----------------------------------------

             WITH                10        SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,105,656*



                              (Page 4 of 20 Pages)

-----------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           (See Instructions)
                                                                  [ ]
-----------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.1%
-----------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

                     CO
-----------------------------------------------------------------------------

*Beneficial ownership amounts disclosed herein assume conversion of shares of Series F Senior Convertible Preferred Stock and Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation ("Greenbriar") into shares of common stock of Greenbriar. The reporting person expressly disclaims beneficial ownership with respect to any shares.



















                              (Page 5 of 20 Pages)

CUSIP NO. 393648-10-0

-----------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Lone Star Opportunity Fund, L.P.
----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)                                                    [ ]
           (b)                                                    [ ]
-----------------------------------------------------------------------------
3          SEC USE ONLY


-----------------------------------------------------------------------------

4          SOURCE OF FUNDS

           AF
-----------------------------------------------------------------------------

5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                   [ ]
-----------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-----------------------------------------------------------------------------

                                  7         SOLE VOTING POWER

           NUMBER OF
                                            1,105,656*
             SHARES               -----------------------------------------

                                  8         SHARED VOTING POWER
         BENEFICIALLY

           OWNED BY
                                  -----------------------------------------
             EACH                 9         SOLE DISPOSITIVE POWER

           REPORTING
                                            1,105,656*
            PERSON                -----------------------------------------

             WITH                 10        SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,105,656*



                              (Page 6 of 20 Pages)

-----------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           (See Instructions)
                                                                [ ]
-----------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.1%
-----------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

                     PN
-----------------------------------------------------------------------------

*Beneficial ownership amounts disclosed herein assume conversion of shares of Series F Senior Convertible Preferred Stock and Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation ("Greenbriar") into shares of common stock of Greenbriar. The reporting person expressly disclaims beneficial ownership with respect to any shares.












                              (Page 7 of 20 Pages)

CUSIP NO. 393648-10-0

-----------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Lone Star Partner, L.P.
----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)                                                    [ ]
           (b)                                                    [ ]
-----------------------------------------------------------------------------
3          SEC USE ONLY



-----------------------------------------------------------------------------

4          SOURCE OF FUNDS

           AF
-----------------------------------------------------------------------------

5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                   [ ]
-----------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-----------------------------------------------------------------------------

                                    7         SOLE VOTING POWER

           NUMBER OF
                                              1,105,656*
             SHARES                 -----------------------------------------

                                    8         SHARED VOTING POWER
         BENEFICIALLY

           OWNED BY
                                    -----------------------------------------
             EACH                   9         SOLE DISPOSITIVE POWER

           REPORTING
                                              1,105,656*
            PERSON                  -----------------------------------------

             WITH                   10        SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,105,656*




                              (Page 8 of 20 Pages)

-----------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           (See Instructions)
                                                                      [ ]
-----------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.1%
-----------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

                     PN
-----------------------------------------------------------------------------

*Beneficial ownership amounts disclosed herein assume conversion of shares of Series F Senior Convertible Preferred Stock and Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation ("Greenbriar") into shares of common stock of Greenbriar. The reporting person expressly disclaims beneficial ownership with respect to any shares.





                             (Page 9 of 20 Pages)

CUSIP NO. 393648-10-0

-----------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Lone Star Management Co., Ltd.
----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)                                                  [ ]
           (b)                                                  [ ]
-----------------------------------------------------------------------------
3          SEC USE ONLY



-----------------------------------------------------------------------------

4          SOURCE OF FUNDS

           AF
-----------------------------------------------------------------------------

5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                 [ ]
-----------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-----------------------------------------------------------------------------

                               7         SOLE VOTING POWER

           NUMBER OF
                                         1,105,656*
             SHARES            -----------------------------------------

                               8         SHARED VOTING POWER
         BENEFICIALLY

           OWNED BY
                               -----------------------------------------
             EACH              9         SOLE DISPOSITIVE POWER

           REPORTING
                                         1,105,656*
            PERSON             -----------------------------------------

             WITH              10        SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,105,656*




                              (Page 10 of 20 Pages)

-----------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           (See Instructions)
                                                                  [ ]
-----------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.1%
-----------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

                     CO
-----------------------------------------------------------------------------

*Beneficial ownership amounts disclosed herein assume conversion of shares of Series F Senior Convertible Preferred Stock and Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation ("Greenbriar") into shares of common stock of Greenbriar. The reporting person expressly disclaims beneficial ownership with respect to any shares.




















                             (Page 11 of 20 Pages)

CUSIP NO. 393648-10-0

-----------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Hudson Advisors, L.L.C.
----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)                                                   [ ]
           (b)                                                   [ ]
-----------------------------------------------------------------------------
3          SEC USE ONLY



-----------------------------------------------------------------------------

4          SOURCE OF FUNDS

           AF
-----------------------------------------------------------------------------

5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                 [ ]
-----------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
-----------------------------------------------------------------------------

                                    7         SOLE VOTING POWER

           NUMBER OF
                                              1,105,656*
             SHARES                 -----------------------------------------

                                    8         SHARED VOTING POWER
         BENEFICIALLY

           OWNED BY
                                    -----------------------------------------
             EACH                   9         SOLE DISPOSITIVE POWER

           REPORTING
                                              1,105,656*
            PERSON                  -----------------------------------------

             WITH                   10        SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,105,656*




                             (Page 12 of 20 Pages)

-----------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           (See Instructions)
                                                                 [ ]
-----------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.1%
-----------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

                     IN
-----------------------------------------------------------------------------

*Beneficial ownership amounts disclosed herein assume conversion of shares of Series F Senior Convertible Preferred Stock and Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation ("Greenbriar") into shares of common stock of Greenbriar. The reporting person expressly disclaims beneficial ownership with respect to any shares.






                             (Page 13 of 20 Pages)

Item 1.      Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Greenbriar Corporation, a Nevada corporation ("Greenbriar"). The address of the principal executive offices of Greenbriar is 4265 Kellway Circle, Addison, Texas 75244. Beneficial ownership of the Common Stock reported in this statement is attributable to beneficial ownership of shares of the Preferred Stock (defined below) which are convertible into shares of Common Stock after the earlier of (i) January 13, 2000 or (ii) the occurrence of certain events more fully described in the Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star filed as Exhibit 1 hereto (the "Stock Purchase Agreement"), the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights of Series F Senior Convertible Preferred Stock filed as Exhibit 2 hereto (the "Series F Certificate of Designation") and the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock filed as Exhibit 3 hereto (the "Series G Certificate of Designation," and together with the Series F Certificate of Designation, the "Certificates of Designation").

Item 2.      Identity and Background.

This statement is filed on behalf of LSOF Pooled Equity, L.P., a Delaware limited partnership ("Pooled Equity"). The general partner of Pooled Equity is LSOF GenPar, Inc., a Delaware corporation ("GenPar"). The sole stockholder of GenPar is Lone Star Opportunity Fund, L.P. ("Lone Star"). The general partner of Lone Star is Lone Star Partner, L.P., a Delaware limited partnership ("Partner"). The general partner of Partner is Lone Star Management Co., Ltd., a Delaware corporation ("Management"). Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is the asset manager of the Common Stock, pursuant to an Asset Management Agreement. John P. Grayken ("Grayken"), a resident of the United Kingdom, is the sole stockholder, sole director and President of Management and the sole beneficial owner of Hudson. However, Grayken disclaims beneficial ownership in the Common Stock. GenPar, Lone Star, Partner, Management and Hudson are herein referred to as "Control Persons."

The address of the principal offices and business address of Pooled Equity, Lone Star, Partner, Management and Hudson is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201, and the business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1M7HE.

Pooled Equity, GenPar, Lone Star, Partner, Management and Hudson are all part of a private investment partnership investing in a broad range of primarily real estate related investments. Lone Star's investors are primarily pension funds and other institutional investors. Grayken's principal occupation is serving in the aforementioned offices of Management.

None of Pooled Equity, GenPar, Lone Star, Partner, Management, Grayken or Hudson has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

None of Pooled Equity, GenPar, Lone Star, Partner, Management, Grayken or Hudson has, during the last five years, been a party to a civil proceeding of a


                             (Page 14 of 20 Pages)
judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

On January 13, 1998, Lone Star purchased (i) 1,400,000 shares of Greenbriar's Series F Senior Convertible Preferred Stock (the "Series F Preferred"), $0.10 par value per share, at a purchase price of $10.00 per share and (ii) 800,000 shares of Greenbriar's Series G Senior Non-Voting Convertible Preferred Stock $0.10 par value per share ("Series G Preferred"), at a purchase price of $10.00 per share. The Series F Preferred and Series G Preferred (collectively, the "Preferred Stock") are convertible, subject to the terms of the Preferred Stock, into shares of Common Stock, based on a conversion price of $17.50 per share of Common Stock (subject to antidilution provisions). The aggregate purchase price for the Preferred Stock was $22,000,000 and was funded by capital contributions from Lone Star's partners. Lone Star assigned the Preferred Stock to LSOF Greenbriar, L.L.C., a Delaware limited liability and wholly owned subsidiary of Lone Star ("LSOF Greenbriar") pursuant to an Assignment and Assumption Agreement dated January 13, 1998. On July 23, 1998, LSOF Greenbriar assigned the Preferred Stock to Pooled Equity.

On February 1, 2000 Greenbriar redeemed 189,381 shares of Series G Preferred owned directly by Pooled Equity for an aggregate price of $2,500,000, which equals a price of $13.20 per share. On February 4, 2000, Greenbriar redeemed 75,722 shares of Series G Preferred owned directly by Pooled Equity for an aggregate price of $1,000,000, which equals a price of $13.20 per share.

Item 4.      Purpose of the Transaction.

The transactions described in Item 3 above occurred as a result of privately negotiated transactions with Greenbriar. Lone Star acquired the Preferred Stock for investment purposes. In a letter agreement between LSOF Greenbriar and Greenbriar dated January 31, 2000 (the "First Letter Agreement") filed as
Exhibit 6 hereto, Greenbriar agreed to use all proceeds, after payment of reasonable out-of-pocket expenses, from the sale or refinancing of capital assets to redeem shares of Preferred Stock. On March 1, 2000, LSOF Greenbriar assigned all of its rights in such letter agreement to Pooled Equity pursuant to an Assignment of Rights filed as Exhibit 8 hereto.

The terms of the Series F Preferred and the Series G Preferred are substantially similar except that the terms of the Series F Preferred include the right of the holders of the Series F Stock, acting separately as a class, to elect one member of the Board of Directors of Greenbriar and the right to elect directors constituting 70% of the Board of Greenbriar in the event Greenbriar breaches certain covenants contained in the Stock Purchase Agreement and the Series F Certificate of Designation which relates to the transaction described in the first paragraph of Item 3 above. The terms of the Series F Preferred and the Series G Preferred include the right of the holders of the Preferred Stock to vote as classes on (i) any amendment, alteration or repeal of Greenbriar's Articles of Incorporation of Bylaws, (ii) authorization, creation or issuance of, or the increase in the authorized amount of, any securities ranking in parity with or prior to the Preferred Stock in payment of dividends or in the


                             (Page 15 of 20 Pages)
distribution of assets upon liquidation, dissolution or winding up of Greenbriar, or any securities convertible into such securities, (iii) the merger or consolidation of Greenbriar (subject to certain exceptions), or (iv) any reorganization, restructuring, recapitalization, or other similar transaction of Greenbriar (subject to certain exceptions). The terms of each class of Preferred Stock also include certain other remedies available to the holders of the Preferred Stock in the event Greenbriar breaches certain covenants contained in the Stock Purchase Agreement and the Certificates of Designation, including, but not limited to the right of the holders of the Preferred Stock or require Greenbriar to repurchase the Preferred Stock.

Other than as described above, none of Pooled Equity or any Control Person has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

Pooled Equity and each Control Person beneficially owns and has the power to vote and dispose of 1,105,656 shares of Common Stock as described above (which is approximately 14.1% of the shares of Common Stock outstanding on September 30, 1999 based on Greenbriar's Form 10Q). Except as described in Item 3, none of Pooled Equity or any Control Person has effected any transaction in any shares of Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain rights relating to the Preferred Stock granted to Pooled Equity, as an assignee of Lone Star and LSOF Greenbriar, by Greenbriar are set forth in the Stock Purchase Agreement. Additional rights relating to the Preferred Stock granted to Pooled Equity are set forth in the Certificates of Designation. Certain registration rights granted to Pooled Equity are set forth in a Registration Rights Agreement dated as of December 31, 1997 filed as Exhibit 4 hereto.

In connection with the purchase of the Preferred Stock, Greenbriar and Lone Star entered into an Agreement filed as Exhibit 5 hereto which generally provides that Greenbriar is obligated to make a cash payment to the holder of the Preferred Stock sufficient to provide a 20% annual rate of return on Lone Star's purchase of the Preferred Stock (including dividends received by such holder) upon conversion of the Preferred Stock into Common Stock, or in certain other events including, a repurchase of the Preferred Stock by Greenbriar based upon a breach by Greenbriar of certain provisions in the Stock Purchase Agreement.

Pursuant to the First Letter Agreement Greenbriar has agreed to use all proceeds, after payment of reasonable out-of-pocket expenses, from the sale or refinancing of any capital assets to redeem shares of Preferred Stock.

Item 7.      Material to be Filed as Exhibits.

1. Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star.


                             (Page 16 of 20 Pages)

2. Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock of Greenbriar Corporation.

3. Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation.

4. Registration Rights Agreement dated as of January 13, 1998 between Greenbriar and Lone Star.

5.         Agreement dated as of December 31, 1997 between Greenbriar and Lone
           Star.

6. Letter Agreement dated as of January 31, 2000 between LSOF Greenbriar and Greenbriar.

7. Letter Agreement dated as of February 4, 2000 between LSOF Greenbriar and Greenbriar.

8. Assignment of Rights dated March 1, 2000 between LSOF Greenbriar and Pooled Equity.









                             (Page 17 of 20 Pages)

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2000              LSOF POOLED EQUITY, L.P.

                                 By: LSOF GenPar, Inc., its General Partner

                                     By: /s/ Benjamin D. Velvin, III
                                         ---------------------------
                                         Benjamin D. Velvin, III
                                         Vice President



Date: April 6, 2000              LSOF GENPAR, INC.

                                 By: /s/ Benjamin D. Velvin, III
                                     ---------------------------
                                     Benjamin D. Velvin, III
                                     Vice President



Date: April 6, 2000               LONE STAR OPPORTUNITY FUND, L.P.

                                  By: Lone Star Partner, L.P.,
                                      its General Partner

                                      By: Lone Star Management Co., Ltd.,
                                          its General Partner

                                          By: /s/ Benjamin D. Velvin, III
                                              ---------------------------
                                              Benjamin D. Velvin, III
                                              Vice President



Date: April 6, 2000               LONE STAR PARTNER, L.P.

                                  By: Lone Star Management Co., Ltd.,
                                      its General Partner

                                      By: /s/ Benjamin D. Velvin, III
                                          ---------------------------
                                          Benjamin D. Velvin, III
                                          Vice President





                             (Page 18 of 20 Pages)

Date: April 6, 2000              LONE STAR MANAGEMENT CO., LTD.

                                 By: /s/ Benjamin D. Velvin, III
                                     ---------------------------
                                     Benjamin D. Velvin, III
                                     Vice President



Date: April 6, 2000              HUDSON ADVISORS, L.L.C.

                                 By: /s/ Benjamin D. Velvin, III
                                     ---------------------------
                                     Benjamin D. Velvin, III
                                     Vice President










                             (Page 19 of 20 Pages)

                                  EXHIBIT INDEX


99.1 Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star.*

99.2 Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock of Greenbriar Corporation.*

99.3 Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation.*

99.4 Registration Rights Agreement dated as of January 13, 1998 between Greenbriar and Lone Star.*

99.5       Agreement dated as of December 31, 1997 between Greenbriar and Lone
           Star.*

99.6 Letter Agreement dated January 31, 2000 between LSOF Greenbriar and Greenbriar.

99.7 Letter Agreement dated February 4, 2000 between LSOF Greenbriar and Greenbriar.

99.8 Assignment of Rights dated March 1, 2000 between LSOF Greenbriar and Pooled Equity.



* Incorporated by reference to the Schedule 13D filed on behalf of Lone Star Opportunity Fund, L.P. on January 22, 1998.





                             (Page 20 of 20 Pages)